Exhibit 23.2

Consent Of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this registration statement on Form F-1 of ZIM Integrated Shipping Services, Ltd. of our report dated February 14, 2020 with respect to the consolidated statements of financial position of ZIM American Integrated Shipping Services Company, LLC and subsidiaries (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each year of the three-year period ended December 31, 2019, and the related notes. We also consent to the reference to our Firm name under the caption “Experts” in the registration statement.

/s/ Dixon Hughes Goodman LLP

Norfolk, Virginia

January 18, 2021